April 27, 2005


Mail Stop 04-09

Charles A. Menendez
1545 Miller Road
Coral Gables, FL 33146

Re:	Default Proof Credit Card System, Inc.
	Form 10- KSB/A for the year ended December 31, 2004
	File No. 000-24444

Dear Mr. Menendez:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934.

      Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 10-KSB

Item 7 - Management`s Discussion and Analysis of Financial
Conditions
and Results of Operations

Controls and Procedures

1. How does your evaluation of disclosure controls and procedures as of 90 days prior to the filing date comply with the requirements in
Item 307 of Regulation S-B to conclude on the effectiveness as of the end of the period covered by the report?

Item 8 - Financial Statements

Independent Auditor`s Report
2. Supplementally explain to us how you considered PCAOB Auditing
Standard No. 1 with regards to making reference to the standards of the Public Company Accounting Oversight Board within your independent`s audit report or revise, accordingly.

Note 10 - Due to a Related Party
3. We note that you recorded an extraordinary gain for the
reduction
of amounts due to an executive officer in the amount of $20,000. Tell us how you determined that it was appropriate to record the forgiveness of debt by a related party as a gain rather than contributed capital. Reference is made to footnote 1 in paragraph 20 of APB 26. Further, how did you determine your presentation of this amount as extraordinary complied with SFAS 145?

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


      You may contact Yolanda Crittendon, at (202) 942-1868 or the undersigned at (202) 942-1975 if you have questions.



						Sincerely,



Cicely Luckey
Branch Chief

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Default Proof Credit Card System, Inc.
April 27, 2005
Page 1